Exhibit 99-2
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 [GRAPHIC OMITTED]      KOOR INDUSTRIES TO HOST CONFERENCE CALL TO DISCUSS FIRST
Koor Industries Ltd.    QUARTER 2007 RESULTS



Tel Aviv, Israel - May 7, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company, announced today that it will hold a conference call to discuss its results for the first quarter of 2007, on Tuesday, May 15, 2007 at 11:00 am Eastern time / 6:00 pm Israel time.

To participate in the live call please dial one of the following numbers:
United States:    1-888-642-5032
Canada:           1-888-604-5839
UK:               0-800-917-5108
Israel:           03-918-0650
International:    +972-3-918-0650

A replay of the call will be available from 2:00 pm Eastern time / 9:00 pm Israel time on Tuesday, May 15, 2007 by dialing one of the following numbers:
United States     1-888-782-4291
Canada            1-866-500-4964
UK                0-800-028-6837
Israel and other international +972-3-925-5941
The replay of the call will be available until May 17, 2007.

Koor Industries' first quarter 2007 earnings press release and financial statements will be available on the Company's website - www.koor.com prior to
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the conference call.

To receive a copy of the press release please email info@koor.com or
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info@gkir.com or fax a request to +972-3-6074710.
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ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.